

05041499

AM 6-6-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAY 27 2005 WASHINGTON, D.C.

SEC FILE NUMBER
8-38066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-1-04 (MM/DD/YY) AND ENDING 3-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KJM Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Sagamore Road , #29
(No. and Street)

Bronxville, New York 10708-1534
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kosta J. Moustakas (914) 793-7043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldberger, Alan J.
(Name – *if individual, state last, first, middle name*)

48 Joyce Lane Woodbury, New York 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

XXX ☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/8

6-10-05

OATH OR AFFIRMATION

I, Kosta J. Moustakas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KJM Securities, Inc., as of March 31st, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

5/25/2005

KEISHA A. FROYZE
Notary Public, State of New York
No. 01FR6089019
Qualified in Westchester County
Commission Expires March 17, 2007

This report ** contains (check all applicable boxes):

- XXX (a) Facing Page.
- XXX (b) Statement of Financial Condition.
- XXX (c) Statement of Income (Loss).
- XXX (d) Statement of Changes in Financial Condition.
- XXX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XXX (g) Computation of Net Capital.
- XXX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XXX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XXX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XXX (n) A report describing ~~any~~ that there were no material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KJM SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2005

KJM SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2005

TABLE OF CONTENTS

Alan J. Goldberger
Certified Public Accountant

462 Seventh Avenue, 12th Floor • New York, NY 10018
Phone: 212-947-1515 • Fax: 212-279-8462 • Cel: 516-413-8395

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of
KJM Securities, Inc.

I have audited the accompanying balance sheet of KJM Securities, Inc. as of March 31, 2005, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KJM Securities, Inc. as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6 and 7 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



New York, New York
May 25, 2005

KJM SECURITIES, INC.

BALANCE SHEET

MARCH 31, 2005

ASSETS	
Cash	$ 40,976
Accounts receivable	5,228
	$ 46,204
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 7,756
Shareholder's equity	
Common stock, par value $.01 per share;	
10,000 shares authorized, issued and outstanding	100
Additional paid in capital	9,900
Retained earnings	28,448
Total shareholder's equity	38,448
	$ 46,204

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

YEAR ENDED MARCH 31, 2005

Revenues	
Commission income	$ 146,835
Expenses	
Commissions and compensation	86,657
Other operating expenses	63,919
	150,576
Net loss	(3,741)
Retained earnings, beginning of year	32,189
Retained earnings, end of year	$ 28,448

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2005

Cash flows from operating activities:	
Net loss	$ (3,741)
Adjustments to reconcile to net cash used in operating activities:	
Increase in receivables	2,736
Decrease in accounts payable	(1,333)
Net cash used in operating activities and net decrease in cash	(2,338)
Cash, beginning of year	43,314
Cash, end of year	$ 40,976

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION

KJM Securities, Inc. (the company) was incorporated on October 16, 1986. The Company is a securities broker-dealer registered with the Securities and Exchange Commission, pursuant to Section 15 of the Securities and Exchange Act of 1934. All business is transacted as the introducing broker on a fully disclosed basis and as a selling group member by subscriptions and orders to sponsors of syndications, funds and unit trusts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company receives commission income in accordance with the terms of an agreement with the clearing agent. Commission income is recognized on the settlement date of purchase or the date of the sales transaction.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 recognizes tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are currently in effect.

NOTE C - TRANSACTIONS WITH CLEARING AGENT

Fiserv Securities, Inc. acts as the clearing agent on a fully disclosed basis for accounts introduced by the Company. The receivable due from the clearing agent as of March 31, 2005 in the accompanying balance sheet, consists of unpaid commissions.

NOTE D - RECONCILIATION OF NET CAPITAL

The computation of net capital under rule 15c 3-1 contained on page 6 agrees to the Company's corresponding filing of Form X-17A-5.

NOTE E – INCOME TAXES

At March 31, 2005, the Company has net operating loss ("NOL") carryforwards of approximately $10,000, which expire in various years through 2025, available to offset future taxable income. At March 31, 2005, the Company had deferred tax asset amounting to approximately $3,500. The deferred tax asset consists primarily of net operating loss carryforwards. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain. Accordingly, the deferred tax assets have been fully offset by valuation allowances of the same amount.

KJM SECURITIES, INC.

SCHEDULE OF COMPUTATION AND RECONCILIATION

OF NET CAPITAL PURSUANT TO RULE 15c 3-1

MARCH 31, 2005

Total capital	$ 38,448
Minimum net capital required	$ 5,000
Reconciliation:	
Net capital per Form X-17A-5	$ 43,043
Adjustment:	
Underaccrual of payables	(4,595)
Net capital per above	$ 38,448

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

SCHEDULE OF COMPUTATION FOR DETERMINATION

OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c 3-3

YEAR ENDED MARCH 31, 2005

During the year ended March 31, 2005 the Company met the requirements for exemption from the provisions of Rule 15c 3-3 and accordingly, no computation is presented with regard to the reserve requirements pursuant to that rule.

In addition, because of the exemption under this rule no information relating to the possession or control requirements is presented.

The accompanying notes are an integral part of these financial statements.

Alan J. Goldberger
Certified Public Accountant

462 Seventh Avenue, 12th Floor • New York, NY 10018
Phone: 212-947-1515 • Fax: 212-279-8462 • Cel: 516-413-8395

To : Mr. Kosta J. Moustakas, President
KJM Securities, Inc.

I have examined the financial statements of KJM Securities, Inc, For the twelve month period April 1, 2004 to March 31, 2005, and have issued my report thereon dated May 25, 2005. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study of the system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion of the financial statement.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by KJM Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3.

The management of KJM Securities, Inc, is responsible for establishing and maintaining system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control; procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with a reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices referred to above errors or irregularities my nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, I do not express an opinion on the system of internal accounting control of KHM Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and relatd regulation, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study , I believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the commission's objective.

This report is intended solely for the use of management, the New York Stock Exchange, the Securities and Exchange Commission and other regulatory organization to which the Company is subject and should be used for any other purposes.



New York, New York

May 25, 2005